EXHIBIT 3.4

CERTIFICATE OF CORRECTION

TO THE

SECOND AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

SFBC INTERNATIONAL, INC.

SFBC International, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:  The name of the corporation is SFBC International, Inc.

SECOND:  A Second Amendment of the Certificate of Incorporation (the “Certificate”) was filed by the Secretary of State of Delaware on July 9, 2004, and the Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware because the Certificate inadvertently omitted language relating to the par value and rights and preferences of the Company’s authorized but unissued preferred stock.

THIRD:  Section 4 of the Certificate is corrected to read as follows:

4.  The total number of shares of stock of all classes and series the Company shall have authority to issue is 45,000,000 shares, consisting of (i) 40,000,000 shares of common stock, par value $0.001 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.10.

The preferred stock is subject to issuance by the board of directors (the "Board") in one or more series and classes by the filing a certificate pursuant to the applicable law of the State of Delaware.  The preferred stock shall have such powers, preferences, designations, rights, qualifications, limitations or restrictions as may be decided upon by the Company’s board of directors.  Except as expressly limited by Sections 228 and 242 of the General Corporation Law of Delaware, as amended from time to time, or its successor legislation, as amended from time to time, the authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(i)

Whether that series or class shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

(ii)

The number of shares constituting that series or class and the distinctive designation of that series;

(iii)

The dividend rate on the shares of that series or class, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, are paid on dividends on shares of that series or class;

(iv)

Whether that series or class shall have conversion privileges, and if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

(v)

Whether or not the shares of that series or class shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(vi)

Whether that series or class shall have a sinking fund for the redemption or purchase of shares of that series or class, and if so, the terms and amount of such sinking fund;

(vii)

The rights of the shares of that series or class in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment of shares of that series or class; and

(viii)

Any other relative rights, preferences and limitations of that series or class.

IN WITNESS WHEREOF, SFBC International, Inc. has caused this certificate to be signed by Arnold Hantman, its Chief Executive Officer, and by David Natan, its Secretary, this 30th day of July 2004.

/s/ Arnold Hantman
Arnold Hantman, Chief Executive Officer

/s/ David Natan
David Natan, Secretary